UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Cheniere Energy, Inc.
(Name of Issuer)
Common Stock, $.003 par value
(Title of Class of Securities)
16411R208
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R208

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Kensico Capital Management Corp. 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	12,007,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	12,007,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,007,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		4.7%
12.	Type of Reporting Person		CO, IA

CUSIP No. 16411R208

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	12,007,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	12,007,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,007,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		4.7%
12.	Type of Reporting Person		IN, HC

CUSIP No. 16411R208

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	12,007,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	12,007,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,007,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		4.7%
12.	Type of Reporting Person		IN, HC

CUSIP No. 16411R208

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on February 14, 2018 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.   Ownership.

(a) through (c):

The information set forth in the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference.  Ownership is stated as of December 31, 2018 and percentage ownership is based on 256,885,068 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2018  filed with the Securities and Exchange Commission on November 8, 2018.

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 16411R208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2019

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name:	Michael B. Lowenstein, Authorized Signatory

MICHAEL B. LOWENSTEIN
/s/ Michael B. Lowenstein

THOMAS J. COLEMAN

/s/ Thomas J. Coleman